**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
Washington, D. C. 20549

# FORM 8-K

## CURRENT REPORT
**Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**

Date of Report (Date of earliest event reported)  May 19, 2008

# INDEPENDENCE HOLDING COMPANY

(Exact name of registrant as specified in its charter)

| **Delaware** | **010306** | **58-1407235** |
|---|---|---|
| (State or other jurisdiction of incorporation or organization) | (Commission File Number) | (I.R.S. Employer Identification No.) |

| **96 Cummings Point Road, Stamford, Connecticut** | **06902** |
|---|---|
| (Address of principal executive offices) | (Zip Code) |

Registrant's telephone number, including area code:  **(203) 358-8000**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13a-4(c))

**Item 1.01**          **Entry into a Material Definitive Agreement.**

On May 19, 2008, Independence Holding Company ("IHC") entered into an Indemnity Agreement, dated as of May 16, 2008 (the "Agreement"), with, *inter alia*, Mr. Scott M. Wood, IHC's Co-Chief Operating Officer and Senior Vice President.  The Agreement reinstates and expands the indemnity provisions set forth in Section 9 of the Stock Purchase Agreement, dated as of January 23, 2006, by and among Mr. Scott M. Wood, Mr. Stephen A. Wood, IAC Holding Corp. and IHC, which was filed as Exhibit 10(i) to IHC's Annual Report on Form 10-K for the year ended December 31, 2005.    The Agreement is filed as Exhibit 10.1 to this Report.

**Item 9.01.**          **Financial Statements and Exhibits.**

(d)      Exhibits.          The following exhibit is filed with this Report.

Exhibit Number          Description

10.1                      Indemnity Agreement, dated as of May 16, 2008, by and among Independence Holding Company, Mr. Stephen A. Wood, Mr. Scott M. Wood, SAW Trust, dated April 1, 1991 and SAW Trust I, dated November 1, 1986.


**SIGNATURE**

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

**INDEPENDENCE HOLDING COMPANY**

(Registrant)


/s/ *Adam C. Vandervoort*                              Date:      May 23, 2008
Adam C. Vandervoort
Vice President, General Counsel and Secretary